Exhibit 2.2

Valassis Communications, Inc.

19975 Victor Parkway

Livonia, MI 48512

July 5, 2006

ADVO, Inc.

One Targeting Centre

Windsor, CT 06095-2639

Attention: Mr. Scott Harding

Re: Compensation Benefits and Certain Other Matters

Dear Mr. Harding,

Per our prior discussions, the following reflects our agreement as to certain compensation and employee benefits matters in connection with the transactions contemplated by the Agreement and Plan of Merger by and among Valassis Communications, Inc., a Delaware corporation (“Parent”), Michigan Acquisition Corporation, a Delaware corporation and a wholly owned Subsidiary of Parent (“Sub”), and ADVO, Inc., a Delaware corporation (the “Company”) dated as of even date herewith (the “Merger Agreement”). Capitalized terms used but not expressly defined herein shall have the meaning ascribed to such terms in the Merger Agreement.

1. Cash Retention Pool. As soon as practicable after the date hereof, the Company shall establish a cash retention pool, not to exceed $500,000 in the aggregate and $50,000 for each individual, for a select number of Company Employees below the level of Vice President, as required for the ongoing well being of the business through the Effective Time. Participants in the cash retention pool, the amount of the cash retention pool and the other terms and conditions of the cash retention pool shall be determined by the Chief Executive Officer of the Company, subject to the prior written approval of the Chief Executive Officer of Parent. Any amounts payable under this cash retention pool shall not be duplicated in any period following the period in which such amounts are earned by reason of Section 5.08(a) of the Merger Agreement.

2. Fiscal 2006 Annual Cash Bonus. Prior to the Effective Time (the “Determination Date”), the current Compensation Committee of the Board of Directors of the Company (Advo’s compensation committee) will determine each Company Employee’s bonus for the fiscal year ending September 30, 2006, based on the terms of the Company’s bonus plan in effect as of the date hereof and the Company’s and the Company Employee’s achievement of performance goals. The bonuses for 2006 shall not exceed $6,000,000 in the aggregate, and shall be subject to the approval of the Chief Executive Officer of Parent to the extent that any such bonuses are not based solely on the attainment of performance goals established as of the date hereof, as applied and determined consistent with past practices. If the Effective Time is prior to

September 30, 2006, the bonuses will be determined based on performance through the end of the month before the Effective Time. The bonuses will only be paid to the Company Employees who are employed on the earlier of (i) the Effective Time or (ii) September 30, 2006 (the “Vesting Date”), and will be paid by not later than December 15, 2006. If, after the Vesting Date but before the payment of such a bonus, the employment of a Company Employee is terminated by either the Company or by the Company Employee, the Company Employee will be paid the bonus allocated to such employee under the first sentence of this paragraph at such time as active employees are paid their bonuses. Company performance under the bonus plans will be calculated without taking into account expenses or costs associated with or arising as a result of transactions contemplated by the Merger Agreement or any non-recurring charges that would not reasonably be expected to have been incurred had the transactions contemplated by the Merger Agreement not occurred.

3. Severance. For six months following the Effective Time, each Company Employee other than Key Personnel shall be eligible to receive severance benefits under circumstances, in amounts and on other terms and conditions no less favorable than those provided under the Company’s severance policies as in effect immediately prior to the Effective Time.

[signature page follows]

This letter agreement, which may be executed in counterparts (each of which shall be deemed to be an original, but all of which shall constitute one and the same Agreement), shall be governed by, and construed in accordance with, the laws of the state of Delaware (regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof), and shall terminate and be of no further force and effect if the Merger Agreement is terminated.

Sincerely,

VALASSIS COMMUNICATIONS, INC.

By:	/s/ ALAN F. SCHULTZ
Name:	Alan F. Schultz
Title:	Chairman of the Board of Directors, President and CEO

ACKNOWLEDGED AND AGREED:

ADVO, INC.

BY:	/S/ S. SCOTT HARDING
Name:	S. Scott Harding
Title:	Chief Executive Officer